

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

Via E-mail
Gloria Nelund
Chairman and Chief Executive Officer
TriLinc Global Impact Fund, LLC
1230 Rosecrans Ave., Suite 605
Manhattan Beach, CA 90266

> **Re: TriLinc Global Impact Fund, LLC**
> **Amendment No. 3 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 1, 2012**
> **CIK No. 0001550453**

Dear Ms. Nelund:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to prior comment 4 in our letter dated July 10, 2012 and reissue the comment in part. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure should be included in your prospectus to demonstrate your status as a non-blank check company, including the assurance of the company's intention not to enter into a merger or acquisition in the next 12 months. Please revise as appropriate.

Questions and Answers

What is the difference between the Class A, Class C …, page 3

2.   Revise the first paragraph to clearly define "primary portion".

Prospectus Summary, page 8

General

3.   Revise to add a subsection captioned "Valuations" and summarize the information
        provided by that section (page 58) and add a cross-reference to that section. In addition,
        add disclosure indicating that before any units are sold on a "net asset value" basis, the
        Prospectus will include how each asset is valued and whether they were valued by
        independent valuators.

Market Opportunity, page 8

4.   In light of your response to prior comment 18 in our letter dated July 10, 2012, please
        revise the first paragraph to clarify your view of SME's by describing the following:
        • Whether there is or is not an asset range defining SME's to be invested in;
        • Whether there is or is not a revenue size defining SME's to be invested in;
        • Whether there is any requirement that SME's to be invested in must have more than
          nominal revenues as defined by GAAP;
        • Whether SME's to be invested in must be profitable enterprises;
        • Whether SME's to be invested in may be related to any officers, directors, sponsors
          or any entity advising or receiving compensation from TriLinc and/or its affiliates
          and/or advisors and sub-advisors; and
        • Whether SME's to be invested in must be in operation for any period of time prior to
          any investment by TriLinc.

5.   Revise the second paragraph to include the date of the information.

Class A, Class C …, page 13

6.   Revise to provide separate sections for each Class and disclose the following, in addition
        to the information already provided:
        • Whether the Company will use its best efforts to list the Class C units immediately
          and continuously;
        • Whether the proceeds from the sale of each Class will be commingled for investment
          purposes;
        • Whether each investment will draw proportionately from each Class' proceeds;
        • Whether earnings from each investment will proportionately accrue to each Class;

- Whether the "other fees and expenses payable to the Advisor and its affiliates" will be proportionately allocated to each Class; and
- Whether the "net asset per share" used will be calculated in the same manner for each Class.

Risk Factors, page 26

7. We note your revised disclosure in response to prior comment 24 in our letter dated July 10, 2012, and we reissue it. The purpose of the risk factors section is to highlight risks that might affect a shareholder's investment in your shares, not management's ability to provide assurance as to a particular event occurring. Please revise the risk factors to eliminate statements such as "we cannot assure you" that an event might or might not happen, and revise your disclosure to explain to the shareholder why the occurrence of a risk might or might not happen and management's view of the likelihood that it would occur. For example, see:
    - the third risk factor on page 27;
    - the fourth risk factor on page 28;
    - the first risk factor on page 30;
    - the last risk factor on page 31;
    - the first two risk factors on page 36;
    - the first risk factor on each of pages 38 and 39; and
    - the first risk factor on page 40.

Business

Valuations, page 58

8. Please revise to provide more detailed disclosure regarding the valuation procedures you will use. As appropriate, please include an expanded discussion of the key assumptions, methodologies that will be used and a quantified illustration of sensitivity based upon changes in key assumptions.

9. If true, please disclose that the board of managers may determine the fair value of investments based upon internal valuation assessments and not independent valuation assessments, and also disclose that such assessments may be materially different. Add related risk factor disclosure as appropriate.

Plan of Distribution, page 110

10. We note your response to prior comment 30 in our letter dated July 10, 2012. Please amend your filing to disclose the information that you have included in such response.

Financial Statements, page F-1

General

11.   Please also include a Statement of Operations and Statement of Cash Flows for the interim period between the latest audited balance sheet and most recent interim balance sheet (i.e. May 18, 2012 through September 30, 2012). Refer to ASC 915-225-45-1, 915-230-45-1 and Rule 3-02 of Regulation S-X.

Exhibits

Exhibit 5.1

12.   We note that the second numbered opinion is subject to, among other things, "obtaining any necessary government approvals or authorizations prior to the issue and sale of the Units . . . ." Such qualification is inappropriate as it assumes a legal conclusion that is fundamental to the legal opinion. Please provide a revised legal opinion that does not contain this qualification.

13.   We also note that the second numbered opinion is limited by the proviso "...except as provided in their subscription agreements or the limited liability company agreement of the Company...."   Please tell us the provisions of the subscription agreements or limited liability agreement to which this proviso refers. We may have further comments based upon your response.

Exhibit 8.1

14.   We note that the opinion assumes, among other things, that "the Company has a valid legal existence under the laws of the state in which it was formed and has operated in accordance with the laws of such state . . . ." Such qualification is inappropriate as it assumes a legal conclusion that is fundamental to the legal opinions. Please provide a revised legal opinion that does not contain this qualification.

15.   Please revise the opinion to clearly state that the statements referenced in the third numbered opinion are counsel's opinion. Also revise your disclosure to clearly state that the discussion in the tax consequences section of the prospectus is counsel's opinion.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please also be advised that going forward we will deliver comment letters to you related to your draft registration statement following our normal e-mail procedures rather than using the secure e-mail system, unless you request otherwise.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Judith D. Fryer, Esq.
        Greenberg Traurig, LLP